MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2004

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the first quarter ended March 31, 2004. This discussion covers the last completed quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Overview of Performance

The Company’s total assets of approximately $114 million have remained virtually unchanged since December 31, 2003. Working capital of $56,253,944 at March 31 has declined by $3,581,386 since December 31 largely as a result of expenditures on mineral properties.  The loss for the first quarter was $893,773 (2003 - $121,912), including the impact of charges for stock-based compensation of $843,381. The 2003 first quarter loss included a foreign currency gain of $351,394.

Results of Operations

The Company’s operations consist of the exploration and development of mineral properties in Mali and Eritrea as well as ongoing overheads to run the Company from Canada. Expenditures on mineral properties during Q1 2004 increased to $3.4 million from $1.5 million in Q1 2003 largely as a result of the efforts in Eritrea to further explore the Bisha property discovery. The exploration program on the Bisha property in Eritrea, planned for 30,000 meters in 2004, increased to approximately $2.3 million in Q1 2004 from $894,000 in Q1 2003. The ongoing expenditures in Mali, principally on the Tabakoto property, consisted of continuing independent engineering work for the planned mine, including detailed design work for the plant, as well as preparation for infrastructure required for construction and potential future mining operations. Included in the Tabakoto administration and legal costs are amounts associated with the drafting, preparation and negotiation of principal project related draft agreements for the development of the Tabakoto mine, including draft construction, power and mining contracts and dealings with potential financiers. All such costs are capitalized to the project.

The statement of operations demonstrates some variability in overheads from the same period in 2003, including increased remuneration, office and travel costs. Remuneration costs increased due to increased staffing and compensation and office costs increased due to a combination of higher rent and investment funds management. Travel costs have increased due to increased corporate activity in connection with Eritrea and Mali. Offsetting these extra costs was significantly increased investment income arising from additional working capital on hand. As referred to above the single largest impact to the statement of operations is the impact of stock-based compensation charges of $843,381 as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants for employee stock-based compensation. These recommendations were implemented for the 2003 annual financial statements.

Overheads for the remainder of 2004 are expected to remain at similar levels.

Summary of Quarterly Results

Selected consolidated financial information for the most recent Q1 2004 and each of the last eight quarters of fiscal 2003 and 2002 (unaudited):

2004 1st
(a) Revenue				$ -
(b) Net Income (loss)				$ (893,773)
(c) Net Income (loss) per share (Basic & Fully Diluted)				$ (0.01)
	2003 4th	2003 3rd	2003 2nd	2003 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net Income (loss)	$ (830,110)	$ (562,068)	$ (484,390)	$ (121,912)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.01)	$ (0.01)	$ (0.01)	$ 0.00
	2002 4th	2002 3rd	2002 2nd	2002 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net Income (loss)	$ (719,196)	$ (455,304)	$ 136,276	$ (245,688)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)

The 2003 quarterly results have been re-stated from that previously published for the change in accounting during 2003 for stock-based compensation, as referenced in the Results of Operations above and more completely explained in the notes to the annual consolidated financial statements. Variations in the loss for the current quarter and prior eight quarters reflect the impact of a combination of three factors: (1) stock-based compensation in 2004 Q1 $843,381 and 2003 was Q4 $422,140, Q3 $382,617, Q2 $364,038 & Q1 $201,339; (2) asset write-downs in 2002 Q4 was $647,083 and (3) foreign currency gains and losses were 2004 Q1 6,062 loss and 2003 Q1 $351,394 gain, 2002 Q3 $344,550 loss and 2002 $327,230 gain. In other respects the quarterly overheads increased more substantially in 2002 Q4 with the addition of staff and office space at the Company’s head office.

Liquidity and Capital Resources

The Company’s working capital at March 31, 2004 of $56 million, comprised of highly liquid assets, is sufficient to fund the Company’s overheads for the foreseeable future, planned exploration activity as well as the development of the Tabakoto project.

The Company maintains its investment portfolio in US$ denominated low risk liquid securities, under independent professional management.

The Company has been successful in accessing the equity market in the past year and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

Long-term debt repayment obligations:

	2004	2005
Payable in cash	$1,000,000	$1,000,000

The Company’s planned development of its Tabakoto project in Mali is expected to require up to $40 million of the Company’s funds to reach its target of being in production in mid 2005. In addition the exploration programs in Eritrea for the remainder of 2004 are anticipated to be in the order of $6 million.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of its mineral properties is in all cases, except for the Ghana properties that have been written down in past years, based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for potential construction and mining operations. The Company has relied on very preliminary potential resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to significant change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties.

Change in Accounting Policy

There have been no changes in accounting policies since the Company’s most recent year end.  The only change in accounting policy during 2003 related to the accounting for stock-based compensation, the impact of which has been explained in the 2003 annual financial statements. The comparative figures for the 2003 quarterly results have been restated from previously published results to accommodate the change.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio, a very large part of which was acquired in a private placement that closed in mid December 2003. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

John A. Clarke

President & CEO

May 12, 2004